EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at September 30,	As at December 31,
	2011	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$77,110	$101,298
Term deposits with banks	1,786	1,411
Financial assets, available-for-sale	10,250	-
Accounts receivables	4,382	3,919
Receivables from sales representatives	7,253	8,248
Inventories	301	435
Prepaid expenses and other current assets	25,967	20,269
	127,049	135,580
Non-current assets
Property and equipment	130,498	76,514
Intangible assets	12,953	10,449
Long term investment	100	100
Deferred income tax assets	314	504
Other non-current assets	3,941	2,556
	147,806	90,123
Total assets	$274,855	$225,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,776	$9,600
Deferred income and customer prepayments	112,221	90,617
Accrued liabilities	13,629	14,269
Income tax liabilities	1,458	650
	134,084	115,136
Non-current liabilities
Deferred income and customer prepayments	14,438	6,710
Deferred income tax liabilities	1,877	1,397
	16,315	8,107
Total liabilities	150,399	123,243

Equity attributable to Company’s shareholders
Common shares	518	516
Treasury shares	(150,089)	(150,089)
Other reserves	150,426	146,691
Retained earnings	114,764	97,177
Total Company shareholders’ equity	115,619	94,295
Non-controlling interests	8,837	8,165
Total equity	$124,456	$102,460
Total liabilities and equity	$274,855	$225,703

EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,669	$30,584	$104,612	$90,489
Exhibitions	9,006	7,674	42,498	39,554
Miscellaneous	1,305	1,203	3,948	3,597
	$46,980	$39,461	$151,058	$133,640
Operating Expenses:
Sales (Note 2)	17,249	15,522	55,058	48,516
Event production	2,616	2,635	13,364	13,576
Community and content (Note 2)	7,859	6,769	24,648	23,194
General and administrative (Note 2)	10,315	8,182	28,939	24,174
Information and technology (Note 2)	3,294	3,087	9,537	8,897
Total Operating Expenses	$41,333	$36,195	$131,546	$118,357
Profit from Operations	$5,647	$3,266	$19,512	$15,283
Interest income	83	67	199	425
Profit before Income Taxes	$5,730	$3,333	$19,711	$15,708
Income Tax Expense	(633)	(407)	(1,157)	(636)
Net Profit	$5,097	$2,926	$18,554	$15,072
Net profit attributable to non-controlling interests	(1,134)	(841)	(967)	(1,127)
Net profit attributable to the Company’s shareholders	$3,963	$2,085	$17,587	$13,945
Basic net profit per share attributable to the Company’s shareholders	$0.12	$0.05	$0.52	$0.33
Shares used in basic net profit per share calculations	33,764,651	38,401,239	33,725,639	42,544,789
Diluted net profit per share attributable to the Company’s shareholders	$0.11	$0.05	$0.50	$0.32
Shares used in diluted net profit per share calculations	35,482,592	39,873,952	35,387,418	43,919,109

Note:	1.	Online and other media services consists of:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$30,378	$24,817	$87,480	$70,659
Print services	6,291	5,767	17,132	19,830
	$36,669	$30,584	$104,612	$90,489

Note:	2.
Non-cash compensation expenses associated with the several employee equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$186	$192	$530	$351
Community and content	56	79	173	211
General and administrative	434	367	1,053	1,096
Information and technology	64	57	207	196
	$740	$695	$1,963	$1,854